January 19, 2024

British Columbia Securities Commission

Ontario Securities Commission

Alberta Securities Commission

Dear Sirs / Mesdames:

Re:	C21 Investments Inc. (the "Company")
Notice Pursuant to NI 51-102 - Change of Auditor

As required by the National Instrument 51-102 and in connection with our proposed engagement as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor, dated January 19, 2024, and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours very truly,

DAVIDSON & COMPANY LLP

Chartered Professional Accountants

cc: Canadian Securities Exchange